Worthpoint Corporation
Index to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To Board of Directors and Stockholders
Worthpoint Corporation

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Worthpoint Corporation (the "Company") which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthpoint Corporation as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ dbb*mckennon*
Newport Beach, CA
September 30, 2016

WORTHPOINT CORPORATION
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
Assets		
Current assets:		
Cash	$ 92,379	$ 76,366
Accounts receivable	97,508	132,173
Other current assets	54,817	26,431
Total current assets	244,704	234,970
Property and equipment, net	4,126	21,122
Intangible assets, net	2,257,529	2,143,541
Other assets	24,842	14,310
Total assets	$ 2,531,201	$ 2,413,943
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 276,968	$ 292,696
Accrued liabilities	10,713	77,768
Deferred revenue	204,331	176,198
Related party advances	122,400	111,972
Note payable - current	97,236	82,652
Total current liabilities	711,648	741,286
Line of credit	150,000	133,007
Note payable - long term, net of current portion	428,511	525,252
Convertible debt - related parties	-	537,500
Total liabilities	1,290,159	1,937,045
Commitments and contingencies (Note 6)	-	-
Stockholders' Equity:		
Preferred Series A, $0.001 par value 884,550 shares authorized, 884,550 issued and outstanding at December 31, 2015 and 2014, respectively	808,399	808,399
Preferred Series A-1, $0.001 par value 4,411,628 shares authorized, 4,385,141 and 4,119,440 issued and outstanding at December 31, 2015 and 2014, respectively	15,226,755	14,296,858
Common stock, $0.001 par value, 11,703,822 shares authorized; 3,150,273 shares issued and outstanding at December 31, 2015 and 2014, respectively	3,150	3,150
Additional paid-in capital	1,075,222	1,052,674
Accumulated deficit	(15,872,484)	(15,684,183)
Total stockholders' equity	1,241,042	476,898
Total liabilities and stockholders' equity	$ 2,531,201	$ 2,413,943

The accompanying notes are an integral part of these consolidated financial statements.

WORTHPOINT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Revenues	$ 2,820,115	$ 3,417,077
Cost of revenues	825,478	882,039
Gross profit	1,994,637	2,535,038
Operating Expenses:		
General and administrative	1,017,908	1,024,967
Sales and marketing	489,021	691,697
Research and development	399,781	472,485
Total operating expenses	1,906,710	2,189,149
Operating income	87,927	345,889
Other (income) expense :		
Interest expense	83,162	104,146
Other income	(58,846)	(48,610)
Loss on impairment of investment	250,000	-
Total other (income) expense	274,316	55,536
Income (loss) before provision for income taxes	(186,389)	290,353
Provision for income taxes	1,912	-
Net income (loss)	$ (188,301)	$ 290,353

The accompanying notes are an integral part of these consolidated financial statements.

F-3

WORTHPOINT CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

| | Preferred Series A | | Preferred Series A-1 | | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2013	884,550	$808,399	4,119,440	$14,296,858	3,036,918	$ 3,037	$1,034,187	$(15,974,536)	$ 167,945
Stock based compensation	-	-	-	-	-	-	12,432	-	12,432
Shares issued for services	-	-	-	-	13,319	13	5,155	-	5,168
Warrants exercised	-	-	-	-	100,000	100	900	-	1,000
Net income	-	-	-	-	-	-	-	290,353	290,353
December 31, 2014	884,550	808,399	4,119,440	14,296,858	3,150,237	3,150	1,052,674	(15,684,183)	476,898
Stock based compensation	-	-	-	-	-	-	19,948	-	19,948
Converted debt	-	-	265,701	929,897	-	-	-	-	929,897
Warrants issued for compensation	-	-	-	-	-	-	2,600	-	2,600
Net loss	-	-	-	-	-	-	-	(188,301)	(188,301)
December 31, 2015	884,550	$808,399	4,385,141	$15,226,755	3,150,237	$ 3,150	$1,075,222	$(15,872,484)	$ 1,241,042

The accompanying notes are an integral part of these consolidated financial statements.

WORTHPOINT CORPORATION
CONSOLIDATED STATEMENTS CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (188,301)	$ 290,353
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	18,086	18,086
Amortization	231,061	161,812
Loss on impairment of investment	250,000	-
Stock-based compensation	22,548	17,600
Changes in operating assets and liabilities:		
Accounts receivable	34,665	(37,690)
Other current assets	(28,386)	(10,907)
Accounts payable	(15,728)	27,154
Accrued liabilities	25,342	43,370
Deferred revenue	28,133	(24,426)
Net cash provided by operating activities	377,420	485,352
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,090)	-
Amount paid for investment	(250,000)	-
Deposits and other	(10,532)	7,701
Proceeds from sale of intangible assets	151,886	-
Purchase of intangible assets	(496,935)	(723,184)
Net cash used in investing activities	(606,671)	(715,483)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances	10,428	6,241
Proceeds from line of credit, net	16,993	118,007
Repayments of notes payable	(82,157)	(233,401)
Proceeds from convertible debt	45,000	-
Proceeds from convertible debt - related parties	255,000	287,500
Proceeds from warrants exercised	-	1,000
Net cash provided by financing activities	245,264	179,347
Increase (decrease) in cash and cash equivalents	16,013	(50,784)
Cash and cash equivalents, beginning of year	76,366	127,150
Cash and cash equivalents, end of year	$ 92,379	$ 76,366
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 57,233	$ 60,722
Cash paid for income taxes	$ 1,912	$ -
Non cash investing and financing activities:		
Conversion of convertible debt and accrued interest into Series A-1	$ 929,897	$ -

The accompanying notes are an integral part of these consolidated financial statements.

WORTHPOINT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Worthpoint Corporation was incorporated on January 16, 2007 ("Inception") in the State of Delaware. The Company's headquarters are located in Atlanta, Georgia. The Company has developed a suite of online and mobile offerings consisting of a database for researching and valuing antiques, art and collectibles, a detailed catalog of Maker's Marks and other identifying indicators, as well as access to a library of reference books and price guides from leading publishers in a wide range of antiques and collecting categories. The consolidated financial statements of Worthpoint Corporation and subsidiaries (which may be referred to as "Worthpoint," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of WorthPoint Corporation and Subsidiaries, WorthPoint (Ireland) Limited, WPGA Holding Corp, and GoAntiques, Inc. its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, line of credit, notes payable and convertible notes. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of credit card charges processed by the Company's credit card processors but not yet deposited into a Company bank account and receivables related to display services for which payment terms are provided. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts was immaterial as of December 31, 2015 and 2014.

Property and Equipment

Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Content Databases

Content databases consists of a database for researching and valuing antiques, art and collectibles, a detailed catalog of Maker's Marks and other identifying indicators, as well as access to a library of reference books and price guides from leading publishers that the Company has accumulated in its databases. These records have been digitized and indexed to allow subscribers to search and view the content online and include the costs to acquire or license the historical records, costs incurred by Company employees or by third parties to scan, key and index the content and the fair value allocated to content databases in business acquisitions. The Company generally amortizes content databases on a straight-line basis over 10 years after the content is acquired. The amortization expense associated with content databases is included in cost of subscription revenues in the consolidated statements of operations.

Investment in Securities

The Company's investments consisting of preferred shares of non-controlled entities are accounted for on the cost basis.

In May 2015, the Company entered into an agreement to purchase 2,500,000 preferred shares in Search Find Sell, Inc. ("SFS"), which represented a 25% stake on a fully diluted basis, for $75,000 in cash and $175,000 in the form of a short term note, which was fully paid in 2015. The Company determined that the cost investment method was appropriate as management has been unable to exert significant influence over SFS from the time of the investment and the shareholders of SFS are concentrated to a large degree which nullifies the Company's influence over SFS. Since the time at which the investment was made, SFS has not succeeded in its business plan and requires significant capital to continue to operate. The Company determined that there is an other than temporary impairment of the investment and accordingly, the full value of the investment was deemed impaired as of December 31, 2015. Thus, during the year ended December 31, 2015, the Company recorded a loss on investment of $250,000 in the accompanying consolidated statement of operations.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Software Development Costs

The Company develops and utilizes internally developed software. Costs incurred are accounted for under the provisions of ASC 350, Intangibles – Goodwill and Other, whereby direct costs related to development and enhancement of internal use software are capitalized, and costs related to maintenance are expensed as incurred. The Company capitalizes its direct internal costs of labor and associated employee benefits that qualify as development or enhancement of internally developed software. These software development costs are amortized over the estimated useful life of the software which management has determined is five years once the software is placed in service. No development costs were capitalized during the years ended December 31, 2015 and 2014. Development costs incurred in prior periods have been fully amortized.

Intangible Assets

Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. To date, there have been no impairment charges recognized.

Goodwill

The Company records the excess of purchase price of acquired businesses over the fair value of the acquired identifiable tangible and intangible net assets as goodwill. The Company tests for impairment of goodwill when there is an event or circumstance that indicates that goodwill has been impaired or at least annually. The Company first considers qualitative factors to determine whether the existence of events or circumstances leads to a conclusion that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is more likely than not that impairment exists, then the Company will use a two-step approach to test for impairment, the first of which is to compare the estimated fair value of the Company to the net asset carrying value of that reporting unit. If the estimated fair value is less than the net asset carrying value, the Company completes the second step to determine the extent of the impairment. To date, there have been no impairment charges recognized.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheet. As of December 31, 2015, no such liability existed as the Company's material lease had just commenced.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the effective interest method of accounting.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Revenue Recognition
The Company recognizes revenue related to sales of subscriptions, products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Subscription revenues are derived by providing access to the Company's technologies and content on its websites. Subscription fees are collected primarily from credit cards through the Company's websites at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled are recorded in deferred revenue. As of December 31, 2015 and 2014, deferred revenue recorded on the accompanying consolidated balance sheets related 100% to subscriptions.

The Company's display revenue is generated from the display of graphical, non-graphical, and video advertisements on the Company's websites. The revenue is recorded when the impression is delivered. Arrangements for these services generally have terms ranging from 30 to 60 days. Display revenue represents less than 5% of the Company's total revenues.

The Company maintains an allowance for future subscription cancellations and returns based on historical trends and data specific to each reporting period. The historical cancellation and returns rates are applied to the current period's revenues as a basis for estimating future returns. Actual customer subscription cancellations and returns are charged against this allowance or against deferred revenue to the extent that revenue has not yet been recognized.

Cost of Revenues
Cost of subscription revenues consists of amortization of content databases, web server operating costs, credit card processing fees, personnel-related costs of web support, and outside service costs for website content.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of internal salaries. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were approximately $127,603 and $146,964 for the years ended December 31, 2015 and 2014, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under Accounting Standards Codification ("ASC") 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

The Company has two and one vendors as of December 31, 2015 and 2014 that in aggregate make up 39% and 65% of accounts payable, respectively. The company purchases over 95% of its data, content and content related services from these vendors. The loss of any of these vendors would have a significant impact on the Company's operations.

Risks and Uncertainties
The Company's operations are subject to new innovations in product design and function. Significant technical changes can have an adverse effect on product lives. Design and development of new products are important elements to achieve and maintain profitability in the industry segment.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Consolidated Financial Statements Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the consolidated financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods thereafter. The guidance is not expected to have a material impact on the Company's consolidated financial statements.

In April 2015, FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which changes the presentation of debt issuance costs in consolidated financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of debt issuance costs will continue to be reported as interest expense. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The guidance is not expected to have a material impact on the Company's consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this update simplify the presentation of deferred taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. These amendments may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The amendments are effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The guidance is not expected to have a material impact on the Company's consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

The FASB Board issues ASU's to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015 and 2014:

	2015	2014
Furniture	$ 1,805	$ 1,805
Computer equipment	21,518	21,518
Office furniture	2,866	1,776
Software	6,312	6,312
Total property and equipment	32,501	31,411
Accumulated Depreciation	(28,375)	(10,289)
	$ 4,126	$ 21,122

Depreciation expense for the years ended December 31, 2015 and 2014 was $18,086 and $18,086, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets subject to amortization consisted of the following at December 31, 2015 and 2014:

	2015	2014
Content database	$ 2,694,458	$ 2,201,140
Accumulated amortization	(522,445)	(291,385)
	$ 2,172,013	$ 1,909,755

Amortization expense for the years ended December 31, 2015 and 2014 was $231,061 and $161,812, respectively. Future amortization based on the content database assets is as follows:

2016	$ 247,684
2017	247,684
2018	247,684
2019	247,684
2020	247,684
Thereafter	933,593
	$ 2,172,013

Intangible assets not subject to amortization consisted of the following at December 31, 2015 and 2014:

	2015	2014
Goodwill	$ -	$ 151,887
Antiques library	85,516	81,899
	$ 85,516	$ 233,786

In May 2015, the Company entered into an asset purchase agreement with a third party for the sale of the Company's intangible assets held within its wholly owned subsidiary GoAntiques, which included intangible assets with a carrying value totaling $151,886 for cash consideration of the same amount; accordingly, no gain or loss was recorded on the sale of assets. The Company determined that the assets sold constituted a similar line of business and accordingly, the need for discontinued operation presentation was not required.

NOTE 5 – DEBTS

Line of Credit
On April 26, 2010, the Company entered into a line of credit agreement with a financial institution. The credit facility under the agreement consisted of a $50,000 revolving loan. The line of credit is collateralized by substantially all assets of the Company and personally guaranteed by certain stockholders. On October 24, 2014, the line of credit ceiling was raised to $150,000. In March 2016, the credit ceiling was raised to $200,000. The line of credit bears interest at the Wall Street Journal's prime rate (3.50% and 3.25% at December 31, 2015 and 2014) plus 1.75% per annum with a 5.75% floor, payable monthly, and expires on February 28, 2017. As of December 31, 2015 and 2014, $150,000 and $133,007, was due under the line of credit with $0 and $16,993 of credit remaining available, respectively.

Term Loans
In June 2011, the Company purchased an antique catalog library from a third party for $100,000. Half of the purchase price was through the issuance of a note payable of $50,000 due in annual installments of $16,667 through April 2014 and bears no interest. As of December 31, 2015 and 2014, the balance outstanding was $14,167 and $18,708, respectively.

The Company entered into a $500,000 term loan with a financial institution in April 2010 to fund operations. The loan bore interest at 7.50% per annum, and was to mature in April, 2015 and was payable in 60 monthly installments of $10,046. The loan was collateralized by substantially all of the Company's assets and personally guaranteed by certain stockholders. The loan was repaid in full during 2014 utilizing the Company's line of credit.

The Company entered into a $823,000 term loan with a financial institution in April 29, 2011 to fund operations. The loan is collateralized by substantially all of the Company's assets and personally guaranteed by certain stockholders. The loan bears interest at Wall Street Journal's prime rate (3.50% and 3.25% at December 31, 2015 and 2014) plus 2.75% per annum, matures on May 1, 2021 and is payable in 120 monthly installments. The monthly payment amount for 2015 and 2014 was $9,238. As of December 31, 2015 and 2014, $511,580 and $589,196 is due under this loan, respectively.

Aggregate future principal payments are as follows as of December 31, 2015:

2016	$ 97,236
2017	88,438
2018	94,209
2019	100,355
2020	106,879
Thereafter	38,630
	525,747
Less: current portion	(97,236)
	$ 428,511

Convertible Debt
From September 2013 to July 2015, the Company entered into convertible debt agreements totaling $837,500 convertible into Series A-1 Preferred stock at the sole discretion of the Company. The notes bore interest at a rate of 18% per annum if paid in cash or 10% per annum if converted into equity, and compounded quarterly. The notes were due on the second anniversary of each note agreement. In July 2015, the notes were converted to Series A-1 Preferred Stock. The conversion price was set by the Board of Directors at $3.50 per share and the convertible debt was converted into 265,701 shares of Series A-1 Preferred Stock in full per the terms of the agreements. See Note 8 for related party portion of this debt.

Interest expense recognized for the years ended December 31, 2015 and 2014 was $83,162 and $104,146, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Lease
On December 2, 2015, the Company entered into a lease agreement for its corporate office in Atlanta, GA. The lease is for 63 months with lease payments ranging from $8,912 to $10,332. The lease commenced January 1, 2016 and the Company received three months of free rent for the first three months of occupancy.

Prior to the new lease, the Company leased space for its operations in Atlanta, GA commencing in February 2012. The Company's lease is for 66 months with lease payments ranging from $5,986 to $6,941. In August 2012, the Company expanded this lease for the storage space. The expansion lease commenced in January 2013 was for 56 months and included monthly rent ranging from $1,280 to $1,484. As of December 31, 2015, the Company terminated this lease with full release of the ongoing obligation. There are no additional future payments in relation to this lease and no future liability.

The Company has also entered into a lease agreement in December 2015 for offsite storage in Atlanta, GA. The lease is for 39 months with lease payments from $1,620 to $1,770. The lease commenced on December 12, 2015.

The following table summarizes the Company's future minimum commitment under the lease agreement as of December 31, 2015:

2016	$	99,648
2017		129,373
2018		133,258
2019		121,329
2020		119,502
Thereafter		30,095
	$	633,205

As part of the acquisition of Go Antiques, Inc in September 2008, the Company assumed lease payments for office space in Dublin, Ohio. The lease expired in September 2014 and lease payments were $6,946 per month. The Company subleased the office space for a total of $3,429 per month.

Rent expense for the years ended December 31, 2015 and 2014 was $99,909 and $130,183, respectively.

License and Service Agreement
The Company enters into various third party licensing, maintenance, and service agreements for infrastructure, data maintenance and content data related to the Company's primary services. Under current agreements total fixed commitments are approximately $60,000 per month for the next three years. These agreements vary in length from month-to-month to eight years. Agreements generally provide for a right of cancellation by the Company or the vendor, with appropriate notice, and in certain instances, may be subject to early termination penalty provisions; however, none have been incurred to date.

NOTE 7 – STOCKHOLDERS' EQUITY

Preferred Stock
We have authorized the issuance of 5,296,178 shares of our preferred stock, each share having a par value of $0.001. Of these shares, 884,550 have been designated Series A Preferred "Series A" and 4,411,628 have been designated Series A-1 Preferred "Series A-1."

Series A
In 2007, the Company received a cash investment of $808,399 and issued 884,550 shares of Series A, or $0.91 per share. The Series A-1 have liquidation and redemption priority over the Series A. The Series A has liquidation priority over common stock. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series A is automatically converted into common stock upon an effective registration statement, listing upon the AIM market on the London Stock Exchange or the date to which the majority of the Series A holders vote to convert. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Series A-1
In 2012, the Company received a cash investment of $1,131,722 at $3.50 per share and converted $13,165,136 in funds received prior to 2010 from Series B, C and D preferred stock. A total of 4,119,040 Series A preferred were issued in connection with these transactions. The Series A-1 have liquidation and redemption priority over the Series A and common stock. The Series A-1 votes on an as converted basis. The Series A-1 is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series A-1 is automatically converted into common stock upon an effective registration statement, listing upon the AIM market on the London Stock Exchange or the date to which the majority of the Series A-1 holders vote to convert. In addition, the Series A-1 has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

During the year ended December 31, 2015, 265,701 shares of Series A-1 were issued for the conversion of convertible debt. See Note 5.

Common Stock
We have authorized the issuance of 11,703,822 shares of our common stock, each share having a par value of $0.001.

Stock Options
During 2007, the Company adopted the WorthPoint, Inc. 2007 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options and restricted stock units to purchase shares of our common stock. Up to 2,300,000 shares of our common stock may be issued pursuant to awards granted under the Plan, subject to adjustment in the event of stock splits and other similar events. As of December 31, 2015, 441,768 shares of common stock remain issuable under the Plan. The Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board of Directors.

During 2015 and 2014, the Company granted 191,751 and 30,000 options to various employees and contractors, respectively. Each option had a life of ten years; exercise prices ranging from approximately $1.05 to $1.20; and vesting terms ranging from immediately to four years. The Company expenses the value of the options over the vesting for the employees. For non-employees the Company revalued the fair market value of the options at each reporting period under the provisions of ASC 505. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following weighted-average assumptions:

WORTHPOINT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2015	December 31, 2014
Expected life (years)	6.25	6.25
Risk-free interest rate	1.8%	1.7%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

The total value of the options issued during 2015 and 2014 was $21,775 an $2,613, respectively

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company estimated the fair value of common stock by comparing observable corporate transactions publicly disclosed which had similar attributes (subscriber base) to the Company, adjusting for debt, dilution, and marketability of common stock.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2013	1,696,481	$ 1.74	7.0
Granted	30,000	1.15	10.0
Exercised	-	-	-
Expired/Cancelled	(34,500)	1.19	8.1
Outstanding at December 31, 2014	1,691,981	$ 1.71	5.8
Granted	191,751	1.14	10.0
Exercised	-	-	-
Expired/Cancelled	(25,500)	1.05	8.8
Outstanding at December 31, 2015	1,858,232	$ 1.66	5.2
Exercisable at December 31, 2014	1,600,567	$ 1.75	5.8
Exercisable at December 31, 2015	1,731,830	$ 1.14	5.0

As of December 31, 2015, there was approximately $36,500 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over the next four years as follows: 2016 - $31,000, 2017 - $3,000, 2018 - $2,000, and 2019 - $500.

During the years ended December 31, 2015 and 2014, stock option compensation was $19,948, and $12,432, respectively, and included in general and administrative expenses in the accompanying consolidated statements of operations.

Warrants
The following is a table of warrant activity during the years ended December 31, 2015 and 2014:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2013	336,087	$ 0.01	6.4
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(100,000)	0.01	5.1
Outstanding at December 31, 2014	236,087	0.01	5.8
Granted	6,000	0.01	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2015	242,087	1.66	4.9

In 2014, 100,000 warrants were exercised for a total of $1,000 received. In 2015, 6,000 warrants were issued to related parties for compensation. The warrants were immediately vested and valued at $2,600 which is located in general and administrative expense within the accompanying consolidated statement of operations. The Company valued these warrants using the Black-Scholes pricing model with similar inputs as used in stock option disclosures above.

NOTE 8 – RELATED PARTY TRANSACTIONS

Related Party Advances
From time to time during the years ended December 31, 2015 and 2014, the Company received advances from related parties for short-term working capital. At December 31, 2015 and 2014, amounts outstanding under related party advances totaled $122,400 and $111,972, respectively, and are included in the accompanying consolidated balance sheets. Such advances are considered short-term, non-interest bearing and are due on demand.

Convertible Debt
As disclosed in Note 5, the Company entered into various convertible debt agreements from 2013 to 2015. Such convertible debts included $792,500 to related parties, all of which was converted to Series A-1 Preferred Stock in 2015. Of these amounts $250,000 was received in 2013, $287,500 was received in 2014, and $255,000 was received in 2015. The balance outstanding as of December 31, 2014 was $537,500.

Stock Options and Warrants
The Company issued 52,751 stock options and 6,000 warrants to related parties during 2015, see Note 7.

NOTE 9 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31 2015 and 2014:

	2015	2014
Current tax provision:		
Federal	$ -	$ -
State	1,912	-
Total	1,912	-
Deferred tax provision:		
Federal	(8,114,000)	(8,061,000)
State	(493,000)	(484,000)
Total	(8,607,000)	(8,545,000)
Valuation allowance	8,607,000	8,545,000
Total provision for income taxes	$ 1,912	$ -

31:

	2015	2014
Federal tax benefit at statutory rate	34.0%	34.0%
Permanent differences:		
State taxes, net of federal benefit	4.0%	4.0%
Stock compensation	-4.5%	2.3%
Non-deductible entertainment	-1.5%	0.8%
Other permanent differences	-0.2%	0.2%
Temporary differences:		
Accounts payable and accrued liabilities	13.5%	5.7%
Data costs	100.2%	-74.3%
Loss on cost investment	-50.4%	-
Other	-83.6%	10.8%
Change in valuation allowance	-12.5%	16.5%
Total provision	-1.0%	0.0%

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)	
	2015	2014
Current:		
Accruals and other	$ 114,000	$ 36,000
Noncurrent:		
Net operating loss carryforwards	8,919,000	8,726,000
Intangible assets and other	(424,000)	(226,000)
Valuation allowance	(8,609,000)	(8,546,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed, or to be filed, through December 31, 2015, we had available approximately $24,944,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2020 or 20 years for federal income and state tax reporting purposes. The Tax Reform Act of 1986 includes provisions which may limit the new operating loss carry forwards available for use in any given year if certain events occur, including significant changes in stock ownership.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to December 31, 2015, the Company issued bridge loans for $329,500, $269,500 from related parties. The loans bear interest at 10% per annum and a default rate of 13%, are due September 30, 2017 and are convertible into Series A-1 automatically upon default or maturity. The conversion price is one (1) share of Series A-1 for each $1.00 of outstanding debt. The bridge loans include an aggregate amount of 65,900 warrants, exercisable at $0.01 per share, a 10-year life.

Subsequent to year end, the Company issued 88,300 warrants to related parties as compensation. The warrants have a 10-year life, exercisable at $0.01 and have a ten-year life.

In July 2016, the Board of Directors approved, subject to stockholder approval and filing with the State of Delaware, the increase of common shares from 11,703,822 to 11,800,000 and the increase of Series A-1 Preferred Stock from 4,411,628 to 4,956,142

The Company has evaluated subsequent events that occurred after December 31, 2015 through September 30, 2016, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.